May 3, 2021

Christopher Bellacicco Attorney, Disclosure Review and Accounting Office Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. Bellacicco:

On February 22, 2021, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Volatility Premium ETF, Simplify Commodity Strategy ETF (f/k/a Simplify Inflation Convexity ETF), Simplify Interest Rate Hedge ETF, and Simplify Gold Strategy ETF (f/k/a Simplify Gold Convexity ETF) (each a “Fund”, and collectively, the “Funds”) filed post-effective amendment no. 8 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to add four new series to the Trust. On April 9, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

General Comments

Fees and Expenses

Comment 1. Please provide a completed fee table and expense example for each Fund with your response letter.

Response. The Registrant has attached as Exhibit A each Fund’s completed fee table and expense example.

Comment 2. With respect to the “Other Expenses” line item in each Fund’s fee table, please indicate in a footnote to the fee table if the “Other Expenses” will be estimated for each Fund’s initial fiscal year.

Response. The Registrant has revised each Fund’s fee table to include the referenced footnote.

Comment 3. With respect to the “Acquired Fund Fees and Expenses” line item in each Fund’s fee table, please indicate in a footnote to the fee table if the Acquired Fund Fees and Expenses will be based on estimates for each Fund’s initial fiscal year.

Response. The Registrant has revised each Fund’s fee table to include the referenced footnote.

May 3, 2021 Page 2

Simplify Volatility Premium ETF

Investment Objective

Comment 4. Please supplementally explain to the Staff how the Fund’s investment objective of mitigating extreme volatility will be accomplished if the Fund pursues its inverse VIX strategy.

Response. The Registrant believes that the Fund’s option overlay is not contradictory to the Fund’s investment objective of providing the inverse return of the S&P 500 VIX short-term futures index. The Registrant notes that the Fund’s option overlay is key component of the Fund’s investment strategy and is designed to prevent extreme volatility in the S&P 500 VIX short-term futures index from adversely impacting the Fund’s shareholders.

Principal Investment Strategies

Comment 5. With regard to the following disclosure “In pursuing its investment objective, the Fund primarily purchases or sells futures contracts, call options, and put options on VIX futures and cash, cash-like instruments or high-quality short term fixed income securities (collectively, “Collateral”)” – please consider revising the sentence to clarify whether the Fund will invest in put options on cash.

Response. The Registrant has revised the disclosure (added text is underlined):

In pursuing its investment objective, the Fund primarily purchases or sells futures contracts, call options and put options on VIX futures. The Fund will hold as collateral cash, cash-like instruments or high-quality short term fixed income securities (collectively, “Collateral”).

Comment 6. With regard to the following disclosure, “The Collateral may consist of (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) money market funds; (3) ETFs; and/or (4) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by companies that are rated investment grade or of comparable quality.” – please disclose the types of ETFs that the Fund will invest in.

Response. The Registrant has revised the disclosure (added text is underlined):

The Collateral may consist of (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) money market funds; (3) fixed income ETFs; and/or (4) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by companies that are rated investment grade or of comparable quality.

May 3, 2021 Page 3

Comment 7. Please remove convexity from the header “Convexity Option Overlay Strategy” or provide a more fulsome disclosure regarding the Fund’s Convexity Option Overlay.

Response. The Registrant has added the following disclosure directly below the first paragraph in “Option Overlay” section of the Fund’s principal investment strategies section:

The option overlay is a strategic, persistent exposure meant to hedge against market moves and to add convexity to the Fund. If the market goes up, the Fund’s returns may outperform the market because the adviser will sell or exercise the call options. If the market goes down, the Fund’s returns may fall less than the market because the adviser will sell or exercise the put options. The adviser selects options based upon its evaluation of relative value based on cost, strike price (price that the option can be bought or sold by the option holder) and maturity (the last date the option contract is valid) and will exercise or close the options based on maturity or portfolio rebalancing requirements. The Fund anticipates purchasing and selling options on a monthly, quarterly, and annual basis, depending upon the Fund’s rebalancing requirements and the individual option expiration dates. However, the Fund may rebalance its option portfolio on a more frequent basis for a number of reasons such as market volatility renders the protection provided by the option strategy ineffective or an option position has appreciated to the point that it is prudent to decrease the Fund’s exposure and realize gains for the Fund’s shareholders. While the option overlay is intended to improve the Fund’s performance, there is no guarantee that it will do so.

The Fund’s returns are intended to possess convexity because the relationship between the Fund’s returns and market returns is not designed to be linear. That is, if market returns go up and down in a linear fashion, the Fund’s returns are expected to rise faster than the market in positive markets; while declining less than the market in negative markets. The value of the Fund’s call options is expected to rise in proportion to the rise in value of the underlying assets, but the amount by which the Fund’s options increase or decrease in value depends on how far the market has moved from the time the options position was initiated. The value of the Fund’s call options may rise faster than the market if the adviser successfully selects options that appreciate in value.

Principal Investment Risks

Comment 8. Please add risk factors that discuss the risk of daily compounding and inverse correlation. Please also expand on the meaning of compounding and daily rebalancing.

May 3, 2021 Page 4

Response. The Registrant has added the following risk factors to the summary and statutory sections of the Fund’s prospectus:

Summary Risk Disclosure:

Compounding Risk. The return of the Fund for a period longer than a single day is the result of its return for each day compounded over the period and usually will differ in amount and possibly even direction from the Fund’s stated multiple times the return of the Index for the same period.

Statutory Risk Disclosure:

Compounding Risk. The return of the Fund for a period longer than a single day is the result of its return for each day compounded over the period and usually will differ in amount and possibly even direction from the Fund’s stated multiple times the return of the Index for the same period. These differences can be significant. Daily compounding of the investment return of the Fund can dramatically and adversely affect its longer-term performance, especially during periods of high volatility. Volatility has a negative impact on the Fund’s performance and the volatility of the Index may be at least as important to the returns of the Fund as the return of the Index.

Summary Risk Disclosure:

Inverse Correlation Risk. Investors will lose money when the Index rises — a result that is the opposite from traditional funds.

Statutory Risk Disclosure:

Inverse Correlation Risk. A number of factors may affect the Fund’s ability to achieve a high degree of inverse correlation with the Index, and there is no guarantee that the Fund will achieve a high degree of inverse correlation. Failure to achieve a high degree of inverse correlation may prevent the Fund from achieving its investment objective, and the percentage change of the Fund’s NAV each day may differ, perhaps significantly in amount, and possibly even direction, from the inverse of the percentage change of the Index on such day.

In order to achieve a high degree of inverse correlation with the Index, the Fund seeks to rebalance its portfolio daily to keep exposure consistent with its investment objective. Being materially under- or overexposed to the Index may prevent the Fund from achieving a high degree of inverse correlation with the Index and may expose the Fund to greater leverage risk. Market disruptions or closure, regulatory restrictions, market volatility, illiquidity in the markets for the financial instruments in which the Fund invests, and other factors will adversely affect the Fund’s ability to adjust exposure to requisite levels. The target amount of portfolio exposure is impacted dynamically by the Index’s movements, including intraday movements. Because of this, it is unlikely that the Fund will have perfect inverse exposure during the day or at the end of each day and the likelihood of being materially under- or overexposed is higher on days when the Index is volatile, particularly when the Index is volatile at or near the close of the trading day.

Comment 9. With regard to the risk factor entitled “Wholly Owned Subsidiary Risk,” please clarify when the Fund’s subsidiary will be not be subject to the Fund’s leverage limitations?

May 3, 2021 Page 5

Response. The Registrant has revised the cited risk factor as follows (removed text is struck):

Wholly-Owned Subsidiary Risk. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders. Your cost of investing in the Fund will be higher because you indirectly bear the expenses of the Subsidiary. ~~The Subsidiary is not registered under the Investment Company Act of 1940 (“1940 Act”), as amended, and, unless otherwise noted in this Prospectus, is not subject to all of the investor protections of the 1940 Act, such as limits on leverage when viewed in isolation from the Fund.~~

Simplify Commodity Strategy ETF (f/k/a Simplify Inflation Convexity Fund)

Principal Investment Strategy

Comment 10. With regard to the disclosure, “The Fund is an actively managed exchange-traded fund (“ETF”) … and applying a convexity option overlay strategy to the Fund’s equity and commodity investments.” – please add “as discussed below” to the end of the disclosure.

Response. The Registrant has revised the disclosure as follows (added text has been underlined):

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing in “real assets,” such as real estate, commodities, natural resources, infrastructure and gold and other precious metals and other assets expected to perform well during periods of high inflation, and applying a convexity option overlay strategy to the Fund’s equity and commodity investments, as discussed below.

Comment 11. With regards to the disclosure, “The Fund seeks to achieve its investment strategy by investing in: (i) exchange-traded futures contracts on commodities and commodity indices (“Commodities Futures”); … (iv) equity securities of companies that own or derive a significant portion of their value from real estate, commodities, natural resources, infrastructure and gold and other precious metals; ...” – please clarify what is meant by “derive a significant portion”?

Response. The Registrant has revised the disclosure as follows (added text is underlined):

The Fund seeks to achieve its investment strategy by investing in: (i) exchange-traded futures contracts on commodities and commodity indices (“Commodities Futures”); (ii) exchange-traded and over-the-counter options on Commodities Futures; (iii) exchange-traded products related to or providing exposure to commodities (i.e., commodity-linked equity securities, investment companies, other ETFs, exchange-traded notes (“ETNs”) and commodity pools) (collectively, the “Commodity-Related Assets”); (iv) equity securities of companies that own or derive a significant portion of their value from real estate, commodities, natural resources, infrastructure and gold and other precious metals; and (v) cash, cash-like instruments, including U.S. Treasuries and Treasury inflation-protected securities (“TIPS”) or high-quality securities (collectively, “Collateral”). The Collateral may consist of U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; money market funds; exchange traded funds; and/or corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or of comparable quality. Such Collateral is designed to provide liquidity, serve as margin or otherwise collateralize investments in the Commodities Futures. While the Fund may invest directly in Commodity-Related Assets and Collateral, it may not invest directly in physical commodities. For purposes of the Fund’s investment process, the term “significant portion” means that approximately 25% or more of a company’s revenues are derived from real estate, commodities, natural resources, infrastructure and gold and other precious metals industries.

May 3, 2021 Page 6

Comment 12. With regard to the disclosure, “Otherwise stated, the term “convexity” in the Fund’s name refers to the intended non-linear nature between the Fund’s and the market returns; it does not refer to the concept of “bond convexity,” which is a measure of the non-linear relationship between bond duration and changes in interest rates.” – please add “unless” to the beginning of the disclosure.

Response. The Registrant has revised the disclosure as follows (added text is underlined):

Unless otherwise stated, the term “convexity” in the Fund’s strategy refers to the intended non-linear nature between the Fund’s and the market returns; it does not refer to the concept of “bond convexity,” which is a measure of the non-linear relationship between bond duration and changes in interest rates.”

Simplify Gold Strategy ETF (f/k/a Simplify Gold Convexity ETF)

Principal Investment Strategies

Comment 13. With regard to the following disclosure, “The Fund will invest in Gold related exchange-traded futures contracts, …, including U.S. Treasuries and Treasury inflation-protected securities (“TIPS”) or high-quality securities (collectively, “Collateral”).” – please clarify what is meant by Gold related exchange-traded futures contracts.

Response. The Registrant has revised the disclosure (removed language is struck):

The Fund will invest in Gold ~~related~~ exchange-traded futures contracts, exchange traded funds, exchange traded notes, over-the-counter or exchange-traded derivatives contracts, and cash and cash-like instruments, including U.S. Treasuries and Treasury inflation-protected securities (“TIPS”) or high-quality securities (collectively, “Collateral”).

Comment 14. Please clarify whether the following disclosure - “ETFs and ETNs may employ leverage, which magnifies the changes in the underlying Gold index or Gold price upon which they are based” – refers to underlying ETFs or ETNs or the Fund.

Response. The Registrant has revised the disclosure as follows (added language is underlined):

Underlying ETFs and ETNs may employ leverage, which magnifies the changes in the underlying Gold index or Gold price upon which they are based.

Comment 15. Please revise the Fund’s principal investment strategy to discuss the Fund’s use of a controlled foreign corporation or remove the Wholly Owned Subsidiary Risk.

May 3, 2021 Page 7

Response. The Registrant has added the following disclosure to the Fund’s principal investment strategy section:

The Fund expects to gain exposure to the commodities market indirectly by investing up to 25% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary, which is designed to enhance the ability of the Fund to obtain exposure to the commodities market consistent with the limits of the U.S. federal tax law requirements applicable to registered investment companies. Unlike the Fund, the Subsidiary may invest without limitation indirectly in commodity-linked derivatives investments, however, the Subsidiary will comply with the same Investment Company Act of 1940 asset coverage requirements, when viewed on a consolidated basis with the Fund, with respect to its investments in derivatives.

Simplify Interest Rate Hedge ETF

Comment 16. Please disclose whether the Fund’s risks are disclosed in order of importance. If the Fund’s risks are not in the order of importance, please consider re-ordering the Fund’s risks.

Response. The Registrant has reordered the Fund’s risks in order of importance.

Additional Information About Principal Investment Strategies and Related Risks

Comment 17. Please disclose whether a Fund’s investment objective may be changed without a shareholder vote.

Response. The Registrant has added the following disclosure:

Each Fund’s investment objective may be changed by the Board of Trustees (the “Board”) upon 60 days’ written notice to shareholders.

Principal Investment Strategies

Comment 18. For the Simplify Volatility Premium ETF, please reconcile the Fund’s statutory disclosures pertaining to the convexity option overlay with the Fund’s summary disclosures.

Response. The Registrant has revised its summary disclosures to correspond with its statutory disclosures. Please see the Registrant’s response to comment 7.

May 3, 2021 Page 8

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger

May 3, 2021 Page 9

Exhibit A

Simplify Volatility Premium ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Interest Expense	0.00%
Acquired Fund Fees and Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.50%

(1) Other Expenses are estimated for the Fund’s initial fiscal year.

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s initial fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$51	$160

Simplify Commodity Strategy ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Interest Expense	0.00%
Acquired Fund Fees and Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.50%

(1) Other Expenses are estimated for the Fund’s initial fiscal year.

May 3, 2021 Page 10

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s initial fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$51	$160

Simplify Gold Strategy ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Interest Expense	0.00%
Acquired Fund Fees and Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.50%

(1) Other Expenses are estimated for the Fund’s initial fiscal year.

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s initial fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$51	$160

May 3, 2021 Page 11

Simplify Interest Rate Hedge ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Interest Expense	0.00%
Acquired Fund Fees and Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.50%

(1) Other Expenses are estimated for the Fund’s initial fiscal year.

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s initial fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$51	$160